NO ACT

IE
9-12-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANC

12027942

October 2, 2012

Received SEC

OCT 02 2012

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10/2/12

Ryan C. Brauer
Fredrikson & Byron P.A.
rbrauer@fredlaw.com

Re: Electromed, Inc.
Incoming letter dated September 12, 2012

Dear Mr. Brauer:

This is in response to your letter dated September 12, 2012 concerning the submission to Electromed by Eileen M. Manning. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Eileen M. Manning
The Event Group, Incorporated
eileen.manning@eventshows.com

October 2, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Electromed, Inc.
Incoming letter dated September 12, 2012

The submission nominates several individuals for election to Electromed's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue or also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Electromed may exclude it under rule 14a-8(i)(8) as seeking to include specific individuals in the company's proxy materials for election to Electromed's board of directors, and we will not recommend enforcement action to the Commission if Electromed omits the submission from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of Electromed's nomination procedures, rule 14a-8 would not be implicated. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Electromed relies.

We note that Electromed did not file its statement of objections to including the submission in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Electromed's request that the 80-day requirement be waived.

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

[INQUIRY LETTER]

September 12, 2012

Via E-mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Electromed, Inc. no-action request regarding shareholder proposal by Ms. Eileen M. Manning

Ladies and Gentlemen:

We are writing on behalf of our client, Electromed, Inc. ("Electromed" or the "Company"), a Minnesota corporation with its common stock registered under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and traded on the NYSE MKT Exchange. In connection with Electromed's upcoming annual meeting of shareholders for the fiscal year ended June 30, 2012 (the "Annual Meeting"), Electromed received a shareholder proposal from Ms. Eileen M. Manning (the "Proponent") requesting voluntary inclusion of the Proponent's recommended candidates, and related adjustment in the size of the board, in Electromed's proxy materials. Electromed believes the Proponent's proposal may be excluded from Electromed's proxy materials for the procedural and substantive reasons set forth in detail below, and respectfully requests that the Staff of the Securities and Exchange Commission (the "Commission") take a no-action position with respect to such exclusion.

Because of the late submission of the proposal, Electromed also respectfully requests that the Staff waive the requirement under Rule 14a-8(j) of the Exchange Act that Electromed file its reasons for excluding the proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. We have concurrently sent a copy of this correspondence to the Proponent.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("*SLB 14D*"), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the " *Staff*"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Electromed pursuant to Rule 14a-8(k) and SLB 14D.

Electromed expects to hold the Annual Meeting on or about November 16, 2012, five days after it held its annual meeting in 2011 (November 11, 2011), and expects to file its definitive proxy materials with U.S. Securities and Exchange Commission on or about October 11, 2012.

A. Proposal by the Proponent to Nominate Certain Nominees for Election to the Board of Directors of Electromed and to Correspondingly Adjust the Size of the Board

On August 24, 2012, Electromed received a shareholder proposal from the Proponent asking that Electromed's Nominating and Governance Committee recommend for election four nominees to the Electromed board of directors (the "Board") for the fiscal 2013 Annual Meeting. The Proponent's letter requests that the full Board "voluntarily include such candidates in the Company's proxy solicitation" for the Annual Meeting and submit "to the shareholders a proposal to appropriately adjust the size of the Board." A copy of the Proponent's letter is attached hereto as *Exhibit A*.

Although the Proponent's letter does not specifically invoke the shareholder proposal provisions of Rule 14a-8 under the Exchange Act, Electromed believes the Proponent's request to include her designated slate of candidates and submit a proposal to adjust the size of the Board in Electromed's proxy materials is a shareholder proposal under Rule 14a-8. Electromed intends to exclude the Proponent 's proposal from Electromed's proxy statement because it (i) is untimely and, therefore, may be excluded under Rule 14a-8(e) and (ii) it seeks to include a specific individual in Electromed's proxy materials for election to the Board and, therefore, may be excluded under Rule 14a-8(i)(8)(iv).

(i) The Proponent's proposal may be excluded because it is untimely under Rule 14a-8(e)

The Proponent's proposal is not timely because it was received after the June 12, 2012 deadline for the submission of shareholder proposals to be included in the proxy statement for the Annual Meeting. Rule 14a-8(e) provides that, for a regularly scheduled annual meeting held within 30 days of the date of the previous year's annual meeting, the deadline for submitting shareholder proposals is not less than 120 days before the first anniversary of the date of Electromed's proxy statement released to shareholders in connection with the previous year's annual meeting. In accordance with Rule 14a-8(e), Electromed set the deadline as June 12, 2012, 120 days before the first anniversary of the date of its proxy statement released to shareholders in connection with its previous annual meeting. To inform shareholders of this deadline, Electromed's proxy statement dated October 11, 2011 included the following notice under the heading "When are shareholder proposals and director nominations due for the Fiscal 2013 Annual Meeting?"

"In order to be considered for inclusion in next year's proxy statement, shareholder proposals must be submitted in writing to the Company no later than June 12, 2012 (approximately 120 days prior to the one-year anniversary of the mailing of this Proxy Statement). The Company suggests that proposals for the Fiscal 2013 Annual Meeting of Shareholders be submitted by certified mail, return receipt requested. The proposal must be in accordance with the provisions of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Exchange Act of 1934."

Therefore, in order to comply with Electromed's deadline for inclusion in the fiscal 2013 proxy materials, a proposal must have been received no later than Tuesday, June 12, 2012.

The Proponent's proposal was not received at Electromed's offices until August 24, 2012, 73 days after the June 12, 2012 deadline.

Electromed held its fiscal 2012 annual meeting of shareholders on November 11, 2011 and expects to hold its fiscal 2013 Annual Meeting on November 16, 2012. Electromed does not intend to change the date of the Annual Meeting by more than 30 days from the date of last year's meeting. Therefore, the June 12, 2012 deadline for submission of shareholder proposals for inclusion in Electromed's proxy materials for the fiscal 2013 Annual Meeting was properly set in accordance with Rule 14a-8(e)(2), and the Proponent's proposal is not timely.

In no-action letters, the Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8 and has consistently taken a no-action position when registrants have moved to omit untimely shareholder proposals from their proxy materials, even when proposals were only a day or two late. See, e.g. *Bob Evans Farms, Inc.* (June 1, 2005); *Datastream Systems, Inc.* (March 9, 2005); *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); and *Thomas Industries, Inc.* (December 18, 2002). In accordance with Rule 14a-8 and the Staff's previous no-action positions, Electromed therefore intends to exclude the Proponent's untimely proposal from its proxy materials and respectfully requests that the Staff concur.

Although Rule 14a-8(f) requires that a registrant notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt, the requirement does not apply to an incurable deficiency. Rule 14a-8(f)(1) specifically states "A company need not provide [the proponent] with such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Electromed has not notified the Proponent of the defects in her proposal but will provide her with a copy of this letter.

(ii) The Proponent's proposal may be excluded under Rule 14a-8(i)(8)(iv) because it seeks to include an individual for election to the Board

Although Electromed believes the Proponent's failure to timely submit the proposal is dispositive, Electromed also believes that even if the proposal had been timely submitted, Electromed could properly exclude it on substantive grounds. Rule 14a-8(i)(8)(iv) permits exclusion if the proposal "[seeks] to include a specific individual in the company's proxy materials for election to the board of directors." The Proponent 's proposal asking "that the full Board voluntarily include such candidates in the Company's proxy solicitation for the Fiscal 2013 Annual Meeting of Shareholders" clearly falls within the plain meaning of Rule 14a-8(i)(8)(iv) and thus could be excluded even if it had been timely submitted.

B. Good Cause Exception to Rule 14a-8(j)(1)

Electromed respectfully requests that the Staff waive the requirement under Rule 14a-8(j) that Electromed file its reasons for excluding the Proponent 's proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit Electromed to seek relief from the 80-day deadline upon a showing that good cause exists for missing a deadline. Section D of the Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) notes that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."

As noted above, Electromed intends to file its definitive proxy materialls for the Annual Meeting with the Commission on or about October 11, 2012, approximately 36 days before the Annual Meeting scheduled for November 16, 2012.

As explained above, Electromed did not receive the Proponent's proposal until August 24, 2012, 73 days after the June 12, 2012 deadline and only 48 days before the date Electromed expects to mail its proxy materials for the Annual Meeting. Because of the Proponent 's late submission, it is impossible for Electromed to have submitted this matter to the Commission more than 80 days before the expected filing date of its definitive proxy materials for the Annual Meeting. Accordingly, Electromed requests a waiver of the 80-day period pursuant to Rule 14a-8(j).

For the foregoing reasons, Electromed believes it may properly exclude the Proponent's proposal from the Annual Meeting proxy materials under Rule 14a-8(f). Accordingly, Electromed respectfully requests that the Staff not recommend enforcement action if Electromed omits the Proponent's proposal from its Annual Meeting proxy materials. If the Staff does not concur with Electromed's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of the Staff's Rule 14a-8 response letter.

If you have any questions or need any further information, please call the undersigned at (612) 492-7252, or in his absence, Scott J. Dorfman at (612) 492-7406.

Sincerely,

Ryan C. Brauer
Fredrikson & Byron P.A.
Direct Dial: 612.492.7252
Email: rbrauer@fredlaw.com

cc: Mr. Stephen H. Craney
James J. Cassidy, Ph.D.
Ms. Eileen M. Manning

Exhibit A

[Attached Hereto]

August 24, 2012

VIA EMAIL, MESSENGER AND MAIL (CERTIFIED RETURN RECEIPT REQUESTED)

Mr. Stephen H. Craney
Chairman of the Board
Electromed, Inc.
500 6th Ave NW
New Prague, MN 56071

Re: Recommendation of Candidates for Election to the Board, and Reservation of Right to Nominate Directors, including Right to Submit Nominees for Election and Right to Submit Related Adjustment to Board Size

Dear Mr. Craney,

By this letter I request that the Nominating and Corporate Governance Committee and the Board of Directors of Electromed, Inc. (the "Company") consider the recommendation of the following persons for election to the Company's Board of Directors at the Fiscal 2013 Annual Meeting of Shareholders. As a shareholder of the Company, I hereby further reserve the right to nominate the following persons for election as directors of the Company at such annual meeting, to submit these nominees for election at such annual meeting, and to submit a related adjustment to the size of the Company's Board of Directors at such annual meeting. This notice is being provided to you pursuant to the nomination procedures set forth in the proxy statement for the Company's Fiscal 2012 Annual Meeting of Shareholders, which require me to provide you with this notice on or before August 26, 2012.

As you know, I recently elected not to move forward in a vendor relationship with the Company after more than eight years of serving as an Executive Consultant to senior management, while also directing Marketing and developing International Sales. In a phone conversation with the Company's Interim CEO on Monday, August 6, I shared with him that I could no longer support the current management team and walked him through numerous examples explaining this position. I hope he shared these concerns with you.

As a shareholder and someone who has introduced more than 40 investors to the Company, I maintain a keen interest in the composition and direction of the Company's management and the value of the Company's common stock. As a result of my service to the Company as an Executive Consultant, I possess a keen understanding of the history of the Company, including the exceptional personal commitment of key employees which resulted in many consecutive years of high performance by the Company. Understandably, I take some pride not only in my understanding, but in my contribution to the Company's growth and relative prosperity over the course of my service.

However, my experiences with the members of the new management team and their performance over the most recently completed fiscal year lead me to conclude that the Company is being taken in a direction that as a shareholder I cannot support. As directors, you possess ultimate responsibility for selecting officers and approving the strategic direction, corporate values and financial allocation of the Company's capital resources. From my observations, the Company is not currently being managed in a manner which is consistent with the energy, risk tolerance, and leadership qualities associated with a successful publicly held medical device company. As a result, the confidence and morale needed to drive sales growth so essential in the valuation of a public company are rapidly degrading. I realize that the past fiscal year has presented a number of important challenges in personnel composition and investment allocation. Important personnel changes have occurred in a number of key positions. My conclusion is that the Company and its shareholders are being disadvantaged. In such a situation, an appropriate recommendation begins with changes in the membership of the Board of Directors.

I have a personal and professional responsibility to our shareholders, many of whom trusted my recommendation regarding the leadership and direction of the Company, to recommend new members to the Board of Directors. I believe these new members must be particularly sensitive to the needs and emerging developments in the medical device field. They must also be fully committed to the Company's identity and competitive position as a public company.

I therefore recommend the following director nominees for consideration by the Nominating and Corporate Governance Committee:

Name	*Address*	*Qualifications and Experience*
Dr. Ann Hoven	*** FISMA & OMB Memorandum M-07-16 ***	See Attachment A
Dr. Deborah Smart	*** FISMA & OMB Memorandum M-07-16 ***	See Attachment A
James Schollett	*** FISMA & OMB Memorandum M-07-16 ***	See Attachment A
Susan Verille	*** FISMA & OMB Memorandum M-07-16 ***	See Attachment A

Consents to serve from each of the foregoing persons are attached to this letter as Attachment B. These individuals possess the training, experience and personal commitment to restore the momentum and reputation for excellence, and sensitivity to patient and clinical needs, which have distinguished the Company for nearly a decade. Such a bold course of action requires Board candidates who understand the complexities and nuances of the Company's present context. These candidates bring operating knowledge to the table, including extensive medical practice knowledge, insurance reimbursement awareness, and experience with high-frequency chest wall oscillation devices, marketing skills, financial acumen and public board experience.

These nominees would also address concerns regarding diversity, satisfy independence requirements and provide a fresh perspective outside of southern Minnesota.

Mr. Stephen H. Craney
Electromed, Inc.
August 24, 2012
Page 3

I ask that the Nominating and Corporate Governance Committee recommend each of these candidates to the full Board and that the full Board voluntarily include such candidates in the Company's proxy solicitation for the Fiscal 2013 Annual Meeting of Shareholders, submitting to shareholders a proposal to appropriately adjust the size of the Board. I further request that the Company advise me regarding its plans with respect to these candidates on or before September 5, 2012, so that I may timely consider whether to run my own partial slate of nominees for director.

If the Company believes this notice is incomplete or otherwise deficient in any respect, please contact me immediately.

Sincerely,

Eileen M. Manning
Shareholder

Attachments

cc:	William V. Eckles	(via email delivery only: beckles@bevcomm.Com)
	Thomas M. Hagedorn	(via email delivery only: tom@premium-companies.com)
	Craig N. Hansen	(via email delivery only: chansen@hansen-engine.com)
	Darrel L. Kloeckner	(via email delivery only SMA & OMB Memorandum M-07-16 ***
	Dr. George H. Winn, DDS	(via email delivery only SMA & OMB Memorandum M-07-16 ***

Attachment A
Board Nominees



Ann Hoven is a physician, Board Certified in Insurance Medicine, with over 20 years of experience in management, 11 years in primary medical care and 22 years in Insurance Medicine. As the recently retired Chief Medical Director of Hartford Life Insurance Company, she and her team set medical guidelines and provided training and case consultation to 100 life underwriters. In 2011, total first year premium for HLIC was $248.7 million. Prior to her tenure at The Hartford, she was the Vice President of Medical Services at Prudential in Minneapolis, Minnesota. Before moving on to Insurance Medicine, Dr. Hoven was the sole proprietor of Lansing Medical Services, PC, a primary care practice, where she gained extensive experience in managing all aspects of the business while providing high quality medical care to her patients.

Dr. Hoven has an MD degree from the Michigan State University College of Human Medicine and did her post-graduate training through the GMEI program at Michigan State. She was a pre-internship Fellow in Pulmonary Medicine at Ingham Medical Center in Lansing, Michigan. She attained an MA in Rehabilitation Counseling from Michigan State University. She earned a BA, graduating magna cum laude, as a Phi Beta Kappa member, from the University of Minnesota.

She has extensive experience in "training" and is recognized for her ability to translate technical information to an understandable form for a variety of audiences. She is the past Chair of the Board of Insurance Medicine and a former member of the Executive Council of the American Academy of Insurance Medicine. She is past Chair of the Genetic Issues Committee of the ACLI's Medical Section and a former member of the Board of Managers of the ACLI's Medical Section. Dr. Hoven was the Program Chair for the 114th Annual Scientific Meeting of the American Academy of Insurance Medicine. She has served on several boards including the Board of Directors of The MIB Group, Inc, the North American Underwriters Advisory Group for Orasure, the PreVu Advisory Board, the MIB Advisory Council, and the Board of Directors of the Greater Lansing Visiting Nurse Association. The Minneapolis/St. Paul Business Journal honored her as one of their 25 Women to Watch in 2011.



James Schollett has over 30 years' experience in both global enterprises and small businesses. In 1989, he joined Leaf Industries, Inc. as its Director of Finance. He has served in his current role as Vice President of Finance and Administration at Leaf Industries, Inc. for over 18 years. Leaf Industries is a contract manufacturer of precision sheet metal products serving a variety of industries. Mr. Schollett provides leadership for financial and accounting functions, risk management, enterprise systems management, project management, training, and human resources.

James Schollett has been an adjunct professor at DeVry University's Keller Graduate School of Business teaching finance, accounting, fraud and ethics since 2008.

Mr. Schollett earned a bachelor's degree in Business Administration from the University of St. Thomas in 1978. Mr. Schollett holds an inactive CPA license which he obtained in 1981. He obtained his MBA from the University of St. Thomas – Opus College of Business in 2007.

In the ten years prior to serving at Leaf Industries, Mr. Schollett was Director of Internal Audit at North Star Universal, Senior Staff Auditor at General Mills, and Staff Accountant in public accounting at McGladrey & Pullen.

Mr. Schollett is a member of the MN Society of CPAs, the Society for Human Resource Management, and the Minnesota Chapter of the German American Chamber of Commerce.



Deborah Smart is a Board Certified Family Physician who has been practicing medicine since 1982. Currently, she has her own consulting company that provides services to the disability, life, and health insurance industries. This company has been in operation for almost five years.

Previously, Dr. Smart was the Chief Medical Director of a health insurance company in Lake Forest, Illinois for 15 years. This job entailed evaluating the medical necessity of new technologies, treatments, predictive modeling, cost containment, case management, critical illness, and medical fraud and abuse. She also volunteered at a free clinic in Waukegan, Illinois for 16 years.

Dr. Smart received her MD degree from Michigan State University, College of Human Medicine, in 1979. Her residency in Family Medicine was performed at Wayne State University from 1979-1982. Dr. Smart was in private practice from 1982-1985 when she joined Henry Ford Health Systems as Senior Staff Physician in the Family Medicine Program. She moved to Illinois in 1993 and joined the health insurance industry until 2008. Presently, Dr. Smart is Chairman of Vista Health Systems Board and board member of the American Academy of Insurance Medicine. She was also a board member of Northern Illinois Council on Alcohol and Substance Abuse for many years.



Susan Verille currently holds a position with The PromptCare Companies, Inc. where she serves a dual role in marketing and sales working to expand the Pediatric Division into the Connecticut market while creating disease state management programs that enable hospitals to meet new government guidelines for reimbursement.

Prior to joining PromptCare, Ms. Verille held a Clinical Area Manager position with Electromed, Inc. where she employed strategic and conceptual thinking to create new market approaches to distribution in the institutional setting for high frequency chest wall oscillation. Utilizing her strong business acumen, Susan entrenched the SmartVest® brand in the New York Metro market.

Most notably, Ms. Verille spent 16 years working for PARI Respiratory Equipment, Inc. an international leader in the high-end medical device industry in the positions of Vice President of Sales, US; Director of Sales, North America; Regional Manager; Respiratory Equipment Specialist; and Consultant. Susan is a highly accomplished, motivated sales executive adept at driving sales growth, introducing new products, and expanding market share.

As the Director of Sales, North America and then as Vice President of Sales, US, Ms. Verille lead PARI in double digit growth year over year. She formulated corporate marketing strategy consistent with sales initiatives, monitoring program success by analyzing ROI. Ms. Verille determined product and distribution channel forecasting for manufacturing resulting in accurate and efficient just-in-time inventory. Given her experience with an ISO 9000 company with manufacturing taking place in five countries, Ms. Verille understands international logistics and regulatory affairs as well as product design and manufacturing implementation. As a member of the PITA International Executive Team, Ms. Verille was instrumental in the design and implementation of five and ten year strategic planning. Under her leadership, PARI built a positive reputation as an innovative and socially responsible company committed to improving the lives of people with debilitating diseases.

For the past 23 years, Ms. Verille has volunteered for and chaired various activities in the Rye School System and Rye City community at large. For the past five years, as a member of Children's Philanthropy, an organization devoted to the care and education of children in need, Ms. Verille has been an instrumental fundraiser as chairperson for several committees. Ms. Verille earned a Bachelor of Science in Business and Communications from West Chester University in West Chester, Pennsylvania.

Attachment B
Consents

CONSENT OF PROPOSED NOMINEE

I, the undersigned, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Electromed, Inc. for use in voting at the Fiscal 2013 Annual Meeting of Shareholders of Electromed, Inc. and I hereby consent and agree to serve as a director of Electromed, Inc. if elected at such annual meeting.

Ann M. Hoven, M.D.
Signature

ANN M. HOVEN, M.D.
Printed Name

8-22-12
Date

Attachment B
Consents

CONSENT OF PROPOSED NOMINEE

I, the undersigned, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Electromed, Inc. for use in voting at the Fiscal 2013 Annual Meeting of Shareholders of Electromed, Inc. and I hereby consent and agree to serve as a director of Electromed, Inc. if elected at such annual meeting.

[signature]
Signature

James W. Schollett
Printed Name

8-23-2012
Date

Attachment B
Consents

CONSENT OF PROPOSED NOMINEE

I, the undersigned, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Electromed, Inc. for use in voting at the Fiscal 2013 Annual Meeting of Shareholders of Electromed, Inc. and I hereby consent and agree to serve as a director of Electromed, Inc. if elected at such annual meeting.

[signature] M.D.
Signature

Deborah Y. Smart, M.D.
Printed Name

8/22/12
Date

Attachment B
Consents

CONSENT OF PROPOSED NOMINEE

I, the undersigned, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Electromed, Inc. for use in voting at the Fiscal 2013 Annual Meeting of Shareholders of Electromed, Inc. and I hereby consent and agree to serve as a director of Electromed, Inc. if elected at such annual meeting.

Susan E. Veville
Signature

Susan E. Veville
Printed Name

August 22, 2012
Date

[INQUIRY LETTER]

September 12, 2012

Via E-mail (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Electromed, Inc. no-action request regarding shareholder proposal by Ms. Eileen M. Manning

Ladies and Gentlemen:

We are writing on behalf of our client, Electromed, Inc. ("Electromed" or the "Company"), a Minnesota corporation with its common stock registered under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and traded on the NYSE MKT Exchange. In connection with Electromed's upcoming annual meeting of shareholders for the fiscal year ended June 30, 2012 (the "Annual Meeting"), Electromed received a shareholder proposal from Ms. Eileen M. Manning (the "Proponent") requesting voluntary inclusion of the Proponent's recommended candidates, and related adjustment in the size of the board, in Electromed's proxy materials. Electromed believes the Proponent's proposal may be excluded from Electromed's proxy materials for the procedural and substantive reasons set forth in detail below, and respectfully requests that the Staff of the Securities and Exchange Commission (the "Commission") take a no-action position with respect to such exclusion.

Because of the late submission of the proposal, Electromed also respectfully requests that the Staff waive the requirement under Rule 14a-8(j) of the Exchange Act that Electromed file its reasons for excluding the proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. We have concurrently sent a copy of this correspondence to the Proponent.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("*SLB 14D*"), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the " *Staff*"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Electromed pursuant to Rule 14a-8(k) and SLB 14D.

Electromed expects to hold the Annual Meeting on or about November 16, 2012, five days after it held its annual meeting in 2011 (November 11, 2011), and expects to file its definitive proxy materials with U.S. Securities and Exchange Commission on or about October 11, 2012.

A. Proposal by the Proponent to Nominate Certain Nominees for Election to the Board of Directors of Electromed and to Correspondingly Adjust the Size of the Board

On August 24, 2012, Electromed received a shareholder proposal from the Proponent asking that Electromed's Nominating and Governance Committee recommend for election four nominees to the Electromed board of directors (the "Board") for the fiscal 2013 Annual Meeting. The Proponent's letter requests that the full Board "voluntarily include such candidates in the Company's proxy solicitation" for the Annual Meeting and submit "to the shareholders a proposal to appropriately adjust the size of the Board." A copy of the Proponent's letter is attached hereto as *Exhibit A*.

Although the Proponent's letter does not specifically invoke the shareholder proposal provisions of Rule 14a-8 under the Exchange Act, Electromed believes the Proponent's request to include her designated slate of candidates and submit a proposal to adjust the size of the Board in Electromed's proxy materials is a shareholder proposal under Rule 14a-8. Electromed intends to exclude the Proponent 's proposal from Electromed's proxy statement because it (i) is untimely and, therefore, may be excluded under Rule 14a-8(e) and (ii) it seeks to include a specific individual in Electromed's proxy materials for election to the Board and, therefore, may be excluded under Rule 14a-8(i)(8)(iv).

(i) The Proponent's proposal may be excluded because it is untimely under Rule 14a-8(e)

The Proponent's proposal is not timely because it was received after the June 12, 2012 deadline for the submission of shareholder proposals to be included in the proxy statement for the Annual Meeting. Rule 14a-8(e) provides that, for a regularly scheduled annual meeting held within 30 days of the date of the previous year's annual meeting, the deadline for submitting shareholder proposals is not less than 120 days before the first anniversary of the date of Electromed's proxy statement released to shareholders in connection with the previous year's annual meeting. In accordance with Rule 14a-8(e), Electromed set the deadline as June 12, 2012, 120 days before the first anniversary of the date of its proxy statement released to shareholders in connection with its previous annual meeting. To inform shareholders of this deadline, Electromed's proxy statement dated October 11, 2011 included the following notice under the heading "When are shareholder proposals and director nominations due for the Fiscal 2013 Annual Meeting?"

"In order to be considered for inclusion in next year's proxy statement, shareholder proposals must be submitted in writing to the Company no later than June 12, 2012 (approximately 120 days prior to the one-year anniversary of the mailing of this Proxy Statement). The Company suggests that proposals for the Fiscal 2013 Annual Meeting of Shareholders be submitted by certified mail, return receipt requested. The proposal must be in accordance with the provisions of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Exchange Act of 1934."

Therefore, in order to comply with Electromed's deadline for inclusion in the fiscal 2013 proxy materials, a proposal must have been received no later than Tuesday, June 12, 2012.

The Proponent's proposal was not received at Electromed's offices until August 24, 2012, 73 days after the June 12, 2012 deadline.

Electromed held its fiscal 2012 annual meeting of shareholders on November 11, 2011 and expects to hold its fiscal 2013 Annual Meeting on November 16, 2012. Electromed does not intend to change the date of the Annual Meeting by more than 30 days from the date of last year's meeting. Therefore, the June 12, 2012 deadline for submission of shareholder proposals for inclusion in Electromed's proxy materials for the fiscal 2013 Annual Meeting was properly set in accordance with Rule 14a-8(e)(2), and the Proponent's proposal is not timely.

In no-action letters, the Staff has strictly construed the deadline for receipt of shareholder proposals under Rule 14a-8 and has consistently taken a no-action position when registrants have moved to omit untimely shareholder proposals from their proxy materials, even when proposals were only a day or two late. See, e.g. *Bob Evans Farms, Inc.* (June 1, 2005); *Datastream Systems, Inc.* (March 9, 2005); *American Express Company* (December 21, 2004); *International Business Machines Corporation* (December 19, 2004); and *Thomas Industries, Inc.* (December 18, 2002). In accordance with Rule 14a-8 and the Staff's previous no-action positions, Electromed therefore intends to exclude the Proponent's untimely proposal from its proxy materials and respectfully requests that the Staff concur.

Although Rule 14a-8(f) requires that a registrant notify the proposing shareholder of any deficiencies in the proposal within 14 days of receipt, the requirement does not apply to an incurable deficiency. Rule 14a-8(f)(1) specifically states "A company need not provide [the proponent] with such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Electromed has not notified the Proponent of the defects in her proposal but will provide her with a copy of this letter.

(ii) The Proponent's proposal may be excluded under Rule 14a-8(i)(8)(iv) because it seeks to include an individual for election to the Board

Although Electromed believes the Proponent's failure to timely submit the proposal is dispositive, Electromed also believes that even if the proposal had been timely submitted, Electromed could properly exclude it on substantive grounds. Rule 14a-8(i)(8)(iv) permits exclusion if the proposal "[seeks] to include a specific individual in the company's proxy materials for election to the board of directors." The Proponent 's proposal asking "that the full Board voluntarily include such candidates in the Company's proxy solicitation for the Fiscal 2013 Annual Meeting of Shareholders" clearly falls within the plain meaning of Rule 14a-8(i)(8)(iv) and thus could be excluded even if it had been timely submitted.

B. Good Cause Exception to Rule 14a-8(j)(1)

Electromed respectfully requests that the Staff waive the requirement under Rule 14a-8(j) that Electromed file its reasons for excluding the Proponent 's proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit Electromed to seek relief from the 80-day deadline upon a showing that good cause exists for missing a deadline. Section D of the Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) notes that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."

As noted above, Electromed intends to file its definitive proxy materialls for the Annual Meeting with the Commission on or about October 11, 2012, approximately 36 days before the Annual Meeting scheduled for November 16, 2012.

As explained above, Electromed did not receive the Proponent's proposal until August 24, 2012, 73 days after the June 12, 2012 deadline and only 48 days before the date Electromed expects to mail its proxy materials for the Annual Meeting. Because of the Proponent 's late submission, it is impossible for Electromed to have submitted this matter to the Commission more than 80 days before the expected filing date of its definitive proxy materials for the Annual Meeting. Accordingly, Electromed requests a waiver of the 80-day period pursuant to Rule 14a-8(j).

For the foregoing reasons, Electromed believes it may properly exclude the Proponent's proposal from the Annual Meeting proxy materials under Rule 14a-8(f). Accordingly, Electromed respectfully requests that the Staff not recommend enforcement action if Electromed omits the Proponent's proposal from its Annual Meeting proxy materials. If the Staff does not concur with Electromed's position, we would appreciate an opportunity to confer with the Staff prior to the issuance of the Staff's Rule 14a-8 response letter.

If you have any questions or need any further information, please call the undersigned at (612) 492-7252, or in his absence, Scott J. Dorfman at (612) 492-7406.

Sincerely,

Ryan C. Brauer
Fredrikson & Byron P.A.
Direct Dial: 612.492.7252
Email: rbrauer@fredlaw.com

cc: Mr. Stephen H. Craney

James J. Cassidy, Ph.D.

Ms. Eileen M. Manning

Exhibit A

[Attached Hereto]

August 24, 2012

VIA EMAIL, MESSENGER AND MAIL (CERTIFIED RETURN RECEIPT REQUESTED)

Mr. Stephen H. Craney
Chairman of the Board
Electromed, Inc.
500 6th Ave NW
New Prague, MN 56071

Re: Recommendation of Candidates for Election to the Board, and Reservation of Right to Nominate Directors, including Right to Submit Nominees for Election and Right to Submit Related Adjustment to Board Size

Dear Mr. Craney,

By this letter I request that the Nominating and Corporate Governance Committee and the Board of Directors of Electromed, Inc. (the "Company") consider the recommendation of the following persons for election to the Company's Board of Directors at the Fiscal 2013 Annual Meeting of Shareholders. As a shareholder of the Company, I hereby further reserve the right to nominate the following persons for election as directors of the Company at such annual meeting, to submit these nominees for election at such annual meeting, and to submit a related adjustment to the size of the Company's Board of Directors at such annual meeting. This notice is being provided to you pursuant to the nomination procedures set forth in the proxy statement for the Company's Fiscal 2012 Annual Meeting of Shareholders, which require me to provide you with this notice on or before August 26, 2012.

As you know, I recently elected not to move forward in a vendor relationship with the Company after more than eight years of serving as an Executive Consultant to senior management, while also directing Marketing and developing International Sales. In a phone conversation with the Company's Interim CEO on Monday, August 6, I shared with him that I could no longer support the current management team and walked him through numerous examples explaining this position. I hope he shared these concerns with you.

As a shareholder and someone who has introduced more than 40 investors to the Company, I maintain a keen interest in the composition and direction of the Company's management and the value of the Company's common stock. As a result of my service to the Company as an Executive Consultant, I possess a keen understanding of the history of the Company, including the exceptional personal commitment of key employees which resulted in many consecutive years of high performance by the Company. Understandably, I take some pride not only in my understanding, but in my contribution to the Company's growth and relative prosperity over the course of my service.

However, my experiences with the members of the new management team and their performance over the most recently completed fiscal year lead me to conclude that the Company is being taken in a direction that as a shareholder I cannot support. As directors, you possess ultimate responsibility for selecting officers and approving the strategic direction, corporate values and financial allocation of the Company's capital resources. From my observations, the Company is not currently being managed in a manner which is consistent with the energy, risk tolerance, and leadership qualities associated with a successful publicly held medical device company. As a result, the confidence and morale needed to drive sales growth so essential in the valuation of a public company are rapidly degrading. I realize that the past fiscal year has presented a number of important challenges in personnel composition and investment allocation. Important personnel changes have occurred in a number of key positions. My conclusion is that the Company and its shareholders are being disadvantaged. In such a situation, an appropriate recommendation begins with changes in the membership of the Board of Directors.

I have a personal and professional responsibility to our shareholders, many of whom trusted my recommendation regarding the leadership and direction of the Company, to recommend new members to the Board of Directors. I believe these new members must be particularly sensitive to the needs and emerging developments in the medical device field. They must also be fully committed to the Company's identity and competitive position as a public company.

I therefore recommend the following director nominees for consideration by the Nominating and Corporate Governance Committee:

Name	*Address*	*Qualifications and Experience*
Dr. Ann Hoven	***FISMA & OMB Memorandum M-07-16***	See Attachment A
Dr. Deborah Smart	***FISMA & OMB Memorandum M-07-16***	See Attachment A
James Schollett	***FISMA & OMB Memorandum M-07-16***	See Attachment A
Susan Verille	***FISMA & OMB Memorandum M-07-16***	See Attachment A

Consents to serve from each of the foregoing persons are attached to this letter as Attachment B. These individuals possess the training, experience and personal commitment to restore the momentum and reputation for excellence, and sensitivity to patient and clinical needs, which have distinguished the Company for nearly a decade. Such a bold course of action requires Board candidates who understand the complexities and nuances of the Company's present context. These candidates bring operating knowledge to the table, including extensive medical practice knowledge, insurance reimbursement awareness, and experience with high-frequency chest wall oscillation devices, marketing skills, financial acumen and public board experience.

These nominees would also address concerns regarding diversity, satisfy independence requirements and provide a fresh perspective outside of southern Minnesota.

I ask that the Nominating and Corporate Governance Committee recommend each of these candidates to the full Board and that the full Board voluntarily include such candidates in the Company's proxy solicitation for the Fiscal 2013 Annual Meeting of Shareholders, submitting to shareholders a proposal to appropriately adjust the size of the Board. I further request that the Company advise me regarding its plans with respect to these candidates on or before September 5, 2012, so that I may timely consider whether to run my own partial slate of nominees for director.

If the Company believes this notice is incomplete or otherwise deficient in any respect, please contact me immediately.

Sincerely,

Eileen M. Manning

Eileen M. Manning
Shareholder

Attachments

cc:	William V. Eckles	(via email delivery only: beckles@bevcomm.Com)
	Thomas M. Hagedorn	(via email delivery only: tom@premium-companies.com)
	Craig N. Hansen	(via email delivery only: chansen@hansen-engine.com)
	Darrel L. Kloeckner	(via email delivery only: ***FISMA & OMB Memorandum M-07-16***
	Dr. George H. Winn, DDS	(via email delivery only: ***FISMA & OMB Memorandum M-07-16***

Attachment A
Board Nominees



Ann Hoven is a physician, Board Certified in Insurance Medicine, with over 20 years of experience in management, 11 years in primary medical care and 22 years in Insurance Medicine. As the recently retired Chief Medical Director of Hartford Life Insurance Company, she and her team set medical guidelines and provided training and case consultation to 100 life underwriters. In 2011, total first year premium for HLIC was $248.7 million. Prior to her tenure at The Hartford, she was the Vice President of Medical Services at Prudential in Minneapolis, Minnesota. Before moving on to Insurance Medicine, Dr. Hoven was the sole proprietor of Lansing Medical Services, PC, a primary care practice, where she gained extensive experience in managing all aspects of the business while providing high quality medical care to her patients.

Dr. Hoven has an MD degree from the Michigan State University College of Human Medicine and did her post-graduate training through the GMEI program at Michigan State. She was a pre-internship Fellow in Pulmonary Medicine at Ingham Medical Center in Lansing, Michigan. She attained an MA in Rehabilitation Counseling from Michigan State University. She earned a BA, graduating magna cum laude, as a Phi Beta Kappa member, from the University of Minnesota.

She has extensive experience in "training" and is recognized for her ability to translate technical information to an understandable form for a variety of audiences. She is the past Chair of the Board of Insurance Medicine and a former member of the Executive Council of the American Academy of Insurance Medicine. She is past Chair of the Genetic Issues Committee of the ACLI's Medical Section and a former member of the Board of Managers of the ACLI's Medical Section. Dr. Hoven was the Program Chair for the 114th Annual Scientific Meeting of the American Academy of Insurance Medicine. She has served on several boards including the Board of Directors of The MIB Group, Inc, the North American Underwriters Advisory Group for Orasure, the PreVu Advisory Board, the MIB Advisory Council, and the Board of Directors of the Greater Lansing Visiting Nurse Association. The Minneapolis/St. Paul Business Journal honored her as one of their 25 Women to Watch in 2011.



James Schollett has over 30 years' experience in both global enterprises and small businesses. In 1989, he joined Leaf Industries, Inc. as its Director of Finance. He has served in his current role as Vice President of Finance and Administration at Leaf Industries, Inc. for over 18 years. Leaf Industries is a contract manufacturer of precision sheet metal products serving a variety of industries. Mr. Schollett provides leadership for financial and accounting functions, risk management, enterprise systems management, project management, training, and human resources.

James Schollett has been an adjunct professor at DeVry University's Keller Graduate School of Business teaching finance, accounting, fraud and ethics since 2008.

Mr. Schollett earned a bachelor's degree in Business Administration from the University of St. Thomas in 1978. Mr. Schollett holds an inactive CPA license which he obtained in 1981. He obtained his MBA from the University of St. Thomas – Opus College of Business in 2007.

In the ten years prior to serving at Leaf Industries, Mr. Schollett was Director of Internal Audit at North Star Universal, Senior Staff Auditor at General Mills, and Staff Accountant in public accounting at McGladrey & Pullen.

Mr. Schollett is a member of the MN Society of CPAs, the Society for Human Resource Management, and the Minnesota Chapter of the German American Chamber of Commerce.



Deborah Smart is a Board Certified Family Physician who has been practicing medicine since 1982. Currently, she has her own consulting company that provides services to the disability, life, and health insurance industries. This company has been in operation for almost five years.

Previously, Dr. Smart was the Chief Medical Director of a health insurance company in Lake Forest, Illinois for 15 years. This job entailed evaluating the medical necessity of new technologies, treatments, predictive modeling, cost containment, case management, critical illness, and medical fraud and abuse. She also volunteered at a free clinic in Waukegan, Illinois for 16 years.

Dr. Smart received her MD degree from Michigan State University, College of Human Medicine, in 1979. Her residency in Family Medicine was performed at Wayne State University from 1979-1982. Dr. Smart was in private practice from 1982-1985 when she joined Henry Ford Health Systems as Senior Staff Physician in the Family Medicine Program. She moved to Illinois in 1993 and joined the health insurance industry until 2008. Presently, Dr. Smart is Chairman of Vista Health Systems Board and board member of the American Academy of Insurance Medicine. She was also a board member of Northern Illinois Council on Alcohol and Substance Abuse for many years.



Susan Verille currently holds a position with The PromptCare Companies, Inc. where she serves a dual role in marketing and sales working to expand the Pediatric Division into the Connecticut market while creating disease state management programs that enable hospitals to meet new government guidelines for reimbursement.

Prior to joining PromptCare, Ms. Verille held a Clinical Area Manager position with Electromed, Inc. where she employed strategic and conceptual thinking to create new market approaches to distribution in the institutional setting for high frequency chest wall oscillation. Utilizing her strong business acumen, Susan entrenched the SmartVest® brand in the New York Metro market.

Most notably, Ms. Verille spent 16 years working for PARI Respiratory Equipment, Inc. an international leader in the high-end medical device industry in the positions of Vice President of Sales, US; Director of Sales, North America; Regional Manager; Respiratory Equipment Specialist; and Consultant. Susan is a highly accomplished, motivated sales executive adept at driving sales growth, introducing new products, and expanding market share.

As the Director of Sales, North America and then as Vice President of Sales, US, Ms. Verille lead PARI in double digit growth year over year. She formulated corporate marketing strategy consistent with sales initiatives, monitoring program success by analyzing ROI. Ms. Verille determined product and distribution channel forecasting for manufacturing resulting in accurate and efficient just-in-time inventory. Given her experience with an ISO 9000 company with manufacturing taking place in five countries, Ms. Verille understands international logistics and regulatory affairs as well as product design and manufacturing implementation. As a member of the PITA International Executive Team, Ms. Verille was instrumental in the design and implementation of five and ten year strategic planning. Under her leadership, PARI built a positive reputation as an innovative and socially responsible company committed to improving the lives of people with debilitating diseases.

For the past 23 years, Ms. Verille has volunteered for and chaired various activities in the Rye School System and Rye City community at large. For the past five years, as a member of Children's Philanthropy, an organization devoted to the care and education of children in need, Ms. Verille has been an instrumental fundraiser as chairperson for several committees. Ms. Verille earned a Bachelor of Science in Business and Communications from West Chester University in West Chester, Pennsylvania.

Attachment B
Consents

CONSENT OF PROPOSED NOMINEE

I, the undersigned, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Electromed, Inc. for use in voting at the Fiscal 2013 Annual Meeting of Shareholders of Electromed, Inc. and I hereby consent and agree to serve as a director of Electromed, Inc. if elected at such annual meeting.

Ann M. Hoven, M.D.
Signature

ANN M. HOVEN, M.D.
Printed Name

8-22-12
Date

Attachment B
Consents

CONSENT OF PROPOSED NOMINEE

I, the undersigned, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Electromed, Inc. for use in voting at the Fiscal 2013 Annual Meeting of Shareholders of Electromed, Inc. and I hereby consent and agree to serve as a director of Electromed, Inc. if elected at such annual meeting.

James W. Schollett
Signature

James W. Schollett
Printed Name

8-23-2012
Date

Attachment B
Consents

CONSENT OF PROPOSED NOMINEE

I, the undersigned, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Electromed, Inc. for use in voting at the Fiscal 2013 Annual Meeting of Shareholders of Electromed, Inc. and I hereby consent and agree to serve as a director of Electromed, Inc. if elected at such annual meeting.

Deborah Y. Smart, MD.
Signature

Deborah Y. Smart, M.D.
Printed Name

8/22/12
Date

Attachment B
Consents

CONSENT OF PROPOSED NOMINEE

I, the undersigned, hereby consent to be named in the proxy statement to be used in connection with its solicitation of proxies from the shareholders of Electromed, Inc. for use in voting at the Fiscal 2013 Annual Meeting of Shareholders of Electromed, Inc. and I hereby consent and agree to serve as a director of Electromed, Inc. if elected at such annual meeting.

Susan E. Veville
Signature

Susan E. Veville
Printed Name

August 22, 2012
Date